UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of December 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 2, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:December 2, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - November 2016

Mumbai, December 2, 2016: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for November 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		NOVEMBER 2015	NOVEMBER 2016	NOVEMBER 2015	NOVEMBER 2016	NOVEMBER 2015	NOVEMBER 2016
Micro	NANO	2076	674	2263	525	0	63
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	5285	11870	6909	11021	22	159
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	60	0
UV1	SUMO	607	989	645	708	0	104
UV2	SAFARI, SUMO GRANDE, MOVUS	570	937	646	476	9	8
UV3	ARIA, XENON	16	0	7	6	0	0
V1	VENTURE	48	0	47	12	0	0
V2	ACE MAGIC, MAGIC IRIS	1030	582	1439	885	19	62
N1- A1	ACE, ACE EX, ACE Zip	6114	8248	6647	5787	1338	1573
N1- A2	Super ACE, TATA207, XENON, Winger DV	3046	4539	2641	3059	618	439
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	480	211	231	60	0	1
M2- A2	Winger 14 seats, SFC407, CityRide	124	43	130	95	14	12
N2- A1	SFC407, LPT407	1157	921	1432	1065	73	185
N2- A2	SFC709, LPT709	775	1282	250	254	127	181
N2- A3	LPT9109	599	974	375	354	89	350
N2- A4	LPT1109	651	463	941	590	99	310
M3- A2	LP709, SFC410, LP410	128	526	534	450	93	206
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	177	330	363	248	100	168
M3- C2	LPO1512, LPO1612, Starbus, Divo	734	853	308	829	254	389
N3- A1	LPT1613, LPK1616, SK1613	3161	3682	1683	1807	401	921
N3- B1(a)	LPT2518, LPK2518	2788	3255	2334	2447	112	370
N3- B1(b)	LPT3118	3844	3532	3214	1661	2	21
N3- B2(b)	LPS3518. LPS3015, LPS3516	287	475	250	243	0	31
N3-B2(d)	LPS4018, LPS4023	1871	1048	1866	659	131	68
N3- B2(e)	LPS4928	249	404	190	33	12	5

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.